Exhibit 21.1

List of Subsidiaries of the Registrant

Upland Software I, Inc. (f/k/a PowerSteering Software, Inc.)

Upland Software II, Inc. (f/k/a Tenrox Inc.(U.S.))

Upland Software III, LLC (f/k/a LMR Solutions LLC)

Upland Software IV, Inc. (f/k/a FileBound Solutions, Inc.)

Upland Software V, Inc. (f/k/a ComSci, Inc.)

Upland Software VI, LLC (f/k/a ComSci, LLC)

Upland Software VII, Inc. (f/k/a Clickability Inc.)

Upland Software Inc. (f/k/a Tenrox Inc. (Canada))

PowerSteering Software, Ltd. (UK)